Exhibit 21

Subsidiaries of the Registrant

1.	Omega Technologies, Inc., an Ohio corporation

2.	Meridian Bioscience Corporation, an Ohio corporation

3.	Meridian Bioscience Europe, s.r.l., an Italian corporation

4.	Meridian Life Science, Inc., a Maine corporation

5.	Meridian Bioscience Europe S.A., a Belgian corporation

6.	Meridian Bioscience S.A., a Belgian corporation

7.	Meridian Bioscience Europe B.V., a Dutch corporation

8.	Meridian Bioscience Asia Pte. Ltd., a Singapore corporation

9.	Bioline Ltd., a United Kingdom corporation

10.	Bioline GmbH, a German corporation

11.	Bioline (Aust) Pty Ltd., an Australian corporation

12.	Bioline Reagents Ltd., a United Kingdom corporation

13.	Bioline USA Inc., a Massachusetts corporation